NO ACT

P.E.
01/27/2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 06 2015

Washington, DC 20549

15005335

February 6, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(9)
Public
Availability: 2-6-15

John Chevedden
FISMA & OMB Memorandum M-07-16

Re: BorgWarner Inc.
Incoming letter dated January 27, 2015

Dear Mr. Chevedden:

This is in response to your letter dated January 27, 2015 concerning the shareholder proposal you submitted to BorgWarner. On December 23, 2014, we issued a letter expressing our informal view that BorgWarner could exclude your proposal from the proxy materials for its upcoming annual meeting based on Exchange Act rule 14a-8(i)(9). You have asked us to reconsider our position.

The Division has reconsidered its position. On January 16, 2015, Chair White directed the Division to review the rule 14a-8(i)(9) basis for exclusion. The Division subsequently announced, on January 16, 2015, that in light of this direction the Division would not express any views under rule 14a-8(i)(9) for the current proxy season. Accordingly, we express no view concerning whether BorgWarner may exclude the proposal under rule 14a-8(i)(9).

Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

cc: Richard E. Baltz
Arnold & Porter LLP
richard.baltz@aporter.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, January 27, 2015 1:14 PM
To: shareholderproposals
Subject: BorgWarner Inc (December 23, 2014)
Attachments: CCE00004.pdf

Follow Up Flag: Follow up
Flag Status: Completed

Ladies and Gentlemen:
This is to respectfully request that this i-9 relief be withdrawn.
Sincerely,
John Chevedden

December 23, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: BorgWarner Inc.
Incoming letter dated December 10, 2014

The proposal asks the board to take the steps necessary (unilaterally if possible) to amend the bylaws and each appropriate governing document to give holders in the aggregate of 20% of the company's outstanding common stock the power to call a special shareowner meeting.

There appears to be some basis for your view that BorgWarner may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by BorgWarner to amend BorgWarner's certificate of incorporation to permit shareholders holding in excess of 25% of the voting power of all outstanding shares of BorgWarner's common stock to call a special meeting of shareholders. You indicate that the proposal and the proposal sponsored by BorgWarner directly conflict. You also indicate that inclusion of both proposals would present alternative and conflicting decisions for the shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if BorgWarner omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Adam F. Turk
Attorney-Adviser